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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              MORGAN BEAUMONT, INC.
                FORMERLY KNOWN AS PAN AMERICAN ENERGY CORPORATION
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                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
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                         (Title of Class of Securities)

                                   224082 10 7
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                                 (CUSIP Number)

                            KENNETH CRAIG, SECRETARY
                              2280 TRAILMATE DRIVE
                                    SUITE 101
                             SARASOTA, FLORIDA 34143

                                  941-753-2875
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 AUGUST 24, 2004
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 224082 10 7
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1. Names of Reporting Persons: KENNETH CRAIG
        I.R.S. Identification Nos. of above persons (entities only).:

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [_]
   (b) [_]
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3. SEC Use Only:

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4. Source of Funds (See Instruction): PF

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or
2(e):

    NOT APPLICABLE
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6. Citizenship or Place of Organization: UNITED STATES CITIZEN

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Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7. Sole Voting Power:                   1,932,928 SHARES (1)
                                        --------------------------

8. Shared Voting Power:                 NOT APPLICABLE
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9. Sole Dispositive Power:              1,932,928 SHARES (1)
                                        --------------------------

10. Shared Dispositive Power:           1,011,934 SHARES (1)
                                        --------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    2,944,862 SHARES (1)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions):

    NOT APPLICABLE
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13. Percent of Class Represented by Amount in Row (11):

    7.26% (1)
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14. Type of Reporting Person (See Instructions)

    IN
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     (1)  Mr. Kenneth Craig currently beneficially owns 1,932,928 shares of common stock ("COMMON STOCK") of Morgan Beaumont, Inc., a Nevada corporation ("MORGAN" or "SURVIVING CORPORATION") of the Merger of Morgan Beaumont, Inc., a Florida corporation ("MBI") and Pan American Energy Corporation ("PAEC"). Mrs. Rosie Craig owns 990,282 shares of Common Stock and Don Craig owns 21,652 shares of Common Stock. Kenneth, Rosie, and Don Wildes together own a total of 2,944,862 shares of Common Stock.

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ITEM 1 -- SECURITY AND THE ISSUER

This Schedule 13D relates to the shares of Common Stock. At the Effective Time of the Merger, every seven point eight five one three (7.8513) shares of MBI common stock, par value $0.001 per share, upon the terms and subject to the conditions set forth below were converted automatically into one share (the "EXCHANGE RATE") of Common Stock, par value $0.001 per share. An aggregate total of approximately thirteen million (13,000,020) shares of Common Stock were to be issued for all of the issued and shares of the MBI. Accordingly, at the Effective Time, the shareholders of MBI will hold approximately 32.5% of the issued shares of Common Stock in the Surviving Corporation.

The address of the principal business and principal office of the Surviving Corporation is 2280 Trailmate Drive, Suite 101, Sarasota, Florida 34143.

ITEM 2 -- IDENTITY AND BACKGROUND

(a) The Schedule 13D was filed on behalf of Kenneth Craig.

(b) 2280 Trailmate Drive, Suite 101, Sarasota, Florida 34143.

(c) Kenneth Craig; Director and Secretary of Morgan Beaumont, Inc. as of August 24, 2004.

(d) & (e) During the last five years, Kenneth Craig (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) All of the executive officers and directors of Morgan are citizens of the United States, inclusive of Kenneth Craig.

ITEM 3 -- SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 10, 2004, the MBI and PAEC entered into an Agreement and Plan of Merger (the "ORIGINAL AGREEMENT"), which was scheduled to become effective as of August 6, 2004 and which was actually substantially completed on August 24, 2004. MBI merged with and into PAEC (the "MERGER"), the separate corporate existence of MBI ceased and PAEC continued as the Surviving Corporation under the name Morgan Beaumont, Inc., a Nevada corporation.

At the time the Original Agreement was executed, in order to induce MBI to enter into the Original Agreement, each share of Common Stock of certain officers and directors of MBI, namely, Clifford Wildes, Kenneth Craig, Erik Jensen, Rod Braido, and Mark Brewer (each a "STOCKHOLDER," and collectively, the "STOCKHOLDERS") was to be automatically converted into the right to receive a fraction equal to 7.8513 of one share of the Common Stock, par value $0.001 per share. The former stockholders of MBI were to have been issued 13,000,020 restricted shares of common stock of the Surviving Company for their entire interest in MBI. This amount was to represent 17.72% of PAEC at the time of signing the Merger Agreement. This percentage of ownership by the former MBI stockholders was scheduled to increase to 32.5% of the Surviving Corporation on the cancellation of approximately 21,500,000 shares held by certain stockholders, who have agreed to cancel their shares concurrent or shortly after closing of this transaction. A total of 19,000,000 shares of common stock of the Surviving Corporation have already been cancelled and an additional 2,500,000 are expected to be cancelled shortly.


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Kenneth Craig acquired a total of 2,944,862 shares of common stock of the
Surviving Corporation in exchange for the 23,121,000 shares of common stock of MBI. The exchange of the shares of common stock by Mr. Craig was to be completed by way of a private transaction and the consideration for the acquisition had been fully paid from the personal funds of Mr. Craig for the delivery of shares of MBI. Mr. Craig received 7.26% of the total outstanding shares of the Surviving Corporation.

ITEM 4 -- PURPOSE OF TRANSACTION

On May 10, 2004, the MBI and PAEC entered into the Original Agreement, pursuant to which (upon satisfaction or waiver of certain conditions), MBI was to be merged with and into PAEC.

Subsequently, the Surviving Corporation, MBI, and PAEC agreed to amend the terms of the Original Agreement pursuant to the terms of the Amended and Restated Agreement and Plan of Merger and Reorganization by and among MBI and PAEC, dated as of July 30, 2004 (the "AMENDING AGREEMENT"). The Amending Agreement provided that: (i) at the Effective Time, for every seven point eight five one three (7.8513) shares of MBI Common Stock, par value $0.001 per share, upon the terms and subject to the conditions set forth below shall be converted automatically into one share (the "EXCHANGE RATIO") of Surviving Corporation Common Stock par value $0.001 per share. An aggregate total of approximately thirteen million (13,000,020) shares of Common Stock were to be issued for all of the issued and outstanding MBI Common Stock. Accordingly, at the Effective Time, the former shareholders of MBI were to hold approximately 32.5% of the issued shares of the Common Stock in the Surviving Corporation; and (ii) PAEC's issued and outstanding shares capital were to be reduced from 60,325,000 shares to approximately 27,025,000 shares through the cancellation of approximately 33,300,000 PAEC shares by Scott Houghton and Korina Houghton.

The foregoing summary of the Original Agreement and the Amending Agreement are qualified in its entirety by reference to such agreements, each of which is hereby incorporated by reference.

ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER

The information contained in Item 3 is incorporated herein by this reference.

     (a) As of August 24, 2004, Kenneth Craig, is a beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of 2,944,862 shares of the Company's Common Stock, which is 7.26% of the Company's total Common Stock. Kenneth Craig, a director of MBI, was appointed to the new Board of Directors of Morgan Beaumont on August 6, 2004, but accepted appointment on August 24, 2004.

          Mr. Craig previously owned 23,121,000 shares of Common Stock of MBI, which were to be exchanged for 2,944,862 shares of common stock of the Surviving Corporation pursuant to the Merger Agreement.

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     (b)  1,932,928 shares of Common Stock beneficially owned by Kenneth Craig have sole voting and sole dispositive powers. 990,282 shares of Common Stock beneficially owned by Kenneth Craig have shared dispositive power with his wife, Rosie. 21,652 shares of Common Stock beneficially owned by Kenneth Craig have shared dispositive power with his father, Don.

     (c) Kenneth Craig acquired his shares of Common Stock pursuant to the Merger which was scheduled to become effective as of August 6, 2004 and which was actually substantially completed on August 24, 2004. Except as set forth in this Schedule 13D, neither the Surviving Corporation nor, to the best of its knowledge, any of the persons listed on Schedule I has effected any transactions in the Common Stock during the past 60 days.

     (d) Except as set forth in the Schedule 13D, neither the Surviving Corporation nor, to the best of its knowledge, any of the persons listed on Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by the Schedule 13D.

     (e)  Not applicable.

ITEM 6 -- CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As of August 24, 2004, there were no contracts, arrangements, understandings, or relationships between Kenneth Craig and any person with respect to any securities of the issuer.

ITEM 7 -- MATERIAL TO BE FILED AS EXHIBITS

No change.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 31, 2004
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Date

/s/ Kenneth Craig

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Signature


KENNETH CRAIG, Director and Secretary
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Name/Title